Filed by Duke Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                      Subject Company: Duke Energy Holding Corp.
                                                  Commission File No. 333-126318


[DUKE ENERGY GRAPHIC OMITTED] [CINERGY GRAPHIC OMITTED]

                                                        Duke Energy Corporation
                                                        P.O. Box 1009
                                                        Charlotte, NC 28201-1009

Aug. 23, 2005      DUKE ENERGY MEDIA CONTACT:    Peter Sheffield
                   Phone:                        980/373-4503
                   24-Hour:                      704/382-8333

                   CINERGY MEDIA CONTACT:        Angeline Protogere
                   Phone:                        317/838-1338


                HAUSER SELECTED AS CFO OF DUKE ENERGY POST MERGER


CHARLOTTE, N.C. and CINCINNATI -- Paul M. Anderson, chairman of the board and chief executive officer of Duke Energy, and James E. Rogers, chairman, president and chief executive officer of Cinergy, announced today their selection of David
L. Hauser, currently group vice president and chief financial officer of Duke Energy, to be the chief financial officer of Duke Energy when the companies complete their merger in 2006. The selection is subject to the approval of the board of directors of the new company once the merger is completed.

"As we integrate Duke Energy and Cinergy to create a platform for continued growth, we thought it important to identify early the leader who would be accountable for the new company's financial systems and controls," said Paul Anderson. "Since being named CFO of Duke Energy in late 2003, David has done an excellent job with our financial reporting, including creating greater transparency and improving relations with the financial community. He's the right leader to take on the important work of designing the financial systems for the new Duke Energy," Anderson said.

"I've had the opportunity to work with David since the merger was announced in May and have been impressed with his experience, his industry knowledge and his business savvy," said Jim Rogers. "The new Duke Energy will participate in the continued consolidation of the electric and gas industry, and David has the more experience and strategic skills to be a key member of our leadership team," Rogers said.

A comprehensive integration process to merge Duke Energy and Cinergy will be kicked off in mid-September. It is anticipated that the appointment of other key executive and senior leadership positions will occur by the end of November 2005. The companies expect to close the merger in the first half of 2006. A more precise closing window will be established following regulatory and shareholder approvals.

Hauser is a 30-year employee of Duke Energy. During his first 20 years with the company, he held various accounting positions, including controller. He later served as vice president, procurement services and materials. He was named senior vice president of global asset development in 1997 and, in 1998, was named senior vice president and treasurer.

A native of High Point, Hauser graduated from Furman (S.C.) University with a bachelor of arts degree in business administration. He received a master of business administration degree from the University of North Carolina at Charlotte. He completed the Executive Program of Professional Management Education at the University of North Carolina at Chapel Hill. He is a certified public accountant and a certified purchasing manager.

Corporate Profiles

Cinergy has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy's integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service. More information about the company is available on the Internet at: http://www.cinergy.com.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at http://www.duke-energy.com/investors/, and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at http://www.cinergy.com.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

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